UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

HEARTWARE INTERNATIONAL, INC.

(Name of Filing Persons (Issuer))

3.50% Convertible Senior Notes due 2017 1.75% Convertible Senior Notes due 2021

(Title of Class of Securities)

422368 AA8 422368 AC4

(CUSIP Number of Class of Securities)

Keyna P. Skeffington, Esq. Medtronic, Inc. 710 Medtronic Parkway Minneapolis, Minnesota 55432 (763) 514-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$246,261,568.83	$24,798.54

*	Estimated solely for purposes of calculating the filing fee. The repurchase price of (a) the 3.50% Convertible Senior Notes due 2017 (the “2017 Notes”), as described herein, is calculated as the sum of (i) $42,471,000.00, representing 100% of the principal amount of the 2017 Notes outstanding as of August 25, 2016, plus (ii) $421,170.75, representing accrued but unpaid interest on the 2017 Notes up to, but excluding, September 27, 2016 and (b) the 1.75% Convertible Senior Notes due 2021 (the “2021 Notes”), as described herein, is calculated as the sum of (i) $202,366,000.00, representing 100% of the principal amount of the 2021 Notes outstanding as of August 25, 2016, plus (ii) $1,003,398.08, representing accrued but unpaid interest on the 2021 Notes up to, but excluding, September 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$24,798.54	Filing Party:	HeartWare International, Inc.
Form or Registration No.:	TO-I	Date Filed:	August 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (as amended and supplemented from time to time, the “Schedule TO”) by HeartWare International, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (each, a “Holder”) of (i) the Company’s 3.50% Convertible Senior Notes due 2017 (the “2017 Notes”) and (ii) the Company’s 1.75% Convertible Senior Notes due 2021 (the “2021 Notes” and together with the 2017 Notes, the “Notes”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 27, 2016 (the “Fundamental Change Repurchase Date”), at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated August 26, 2016 (as may be amended and supplemented from time to time, the “Notice”) and filed as Exhibit (a)(1) to the Schedule TO, the indentures governing the Notes and the Notes.

The Schedule TO was, and this Amendment is, intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Notice.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“In accordance with the terms in the Notice, the Fundamental Change Repurchase Right expired immediately after 5:00 p.m. Eastern time on September 26, 2016 (the “Fundamental Change Expiration Time”) and was not extended. The Company has been advised by Wilmington Trust, National Association, as Tender Agent, that $10,000 aggregate principal amount of 2017 Notes and $202,366,000 aggregate principal amount of 2021 Notes, representing 100% of the principal amount of outstanding 2021 Notes, were validly surrendered for repurchase pursuant to the Fundamental Change Repurchase Right prior to the Fundamental Change Expiration Time and that $42,471,000 aggregate principal amount of 2017 Notes and no 2021 Notes remain outstanding (after giving effect to repurchases effected pursuant to the Fundamental Change Repurchase Right). The aggregate consideration for the validly surrendered Notes of $203,379,497.25 will be delivered promptly.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2016	HEARTWARE INTERNATIONAL, INC.

By: /s/ Philip Albert
Name: Philip Albert
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated August 26, 2016, to Holders of 3.50% Convertible Senior Notes due 2017 and 1.75% Convertible Senior Notes due 2021*

(a)(5)(A)	Press Release announcing tender offer for HeartWare International, Inc.’s 3.50% Convertible Senior Notes due 2017 and 1.75% Convertible Senior Notes due 2021*

(a)(5)(B)	Notice of Anticipated Merger Effective Date; Notice of Right to Convert, dated June 27, 2016, to Holders of 3.50% Convertible Senior Notes due 2017 and 1.75% Convertible Senior Notes due 2021 (incorporated by reference to Exhibit (a)(5)(a) to the Schedule TO-C filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016)

(b)	None.

(c)	None.

(d)(1)	Indenture, dated December 15, 2010, by and between HeartWare International, Inc. and Wilmington Trust, National Association (as successor-in-interest to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on December 15, 2010)

(d)(2)	First Supplemental Indenture, dated December 15, 2010, by and between HeartWare International, Inc. and Wilmington Trust, National Association (as successor-in-interest to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on December 15, 2010)

(d)(3)	Form of 3.50% Convertible Senior Notes due 2017 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on December 15, 2010)

(d)(4)	Second Supplemental Indenture, dated May 13, 2015, by and between HeartWare International, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on May 19, 2015)

(d)(5)	Form of 1.75% Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on May 19, 2015)

(d)(6)	Third Supplemental Indenture, dated August 23, 2016, by and between HeartWare International, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on August 23, 2016)

(d)(7)	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Medtronic, Inc., Medtronic Acquisition Corp. and HeartWare International, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016)

(g)	None.

(h)	None.

*	Previously Filed